News Release	AMEX, TSX Symbol: NG

NovaGold Completes Acquisition of Coast Mountain Power

August 3, 2006 – Vancouver - NovaGold Resources Inc. (AMEX/TSX:NG) announced today that it has completed the acquisition of all of the outstanding common shares and stock options of Coast Mountain Power Corp. (TSX-V:MW) pursuant to the previously announced Plan of Arrangement between NovaGold and Coast Mountain. The Plan of Arrangement was approved by the Supreme Court of British Columbia on July 31, 2006. Under the Arrangement, Coast Mountain shareholders will receive approximately 0.1245 of a NovaGold common share for each outstanding Coast Mountain common share. NovaGold issued approximately 2.5 million common shares in connection with the acquisition. The common shares of Coast Mountain are being delisted from the TSX Venture Exchange effective at the close of business today.

Coast Mountain is a “green power’ company with run-of-river hydro-electric projects located near NovaGold’s Galore Creek copper-gold project in Northwestern British Columbia. Coast Mountain’s largest asset is the Forrest Kerr run-of river hydroelectric project which is designed to generate and transmit up to 115 megawatts of electricity into the British Columbia hydroelectric grid. Forrest Kerr qualifies as a “green power” project under BC Hydro’s Green Power Initiative designed to encourage the development of renewable, low-impact and socially responsible power generation in the Province of British Columbia. The project has received all critical approvals and permits necessary for the construction of the hydroelectric plant and power transmission lines to connect to the BC Hydro grid.

About NovaGold
NovaGold is rapidly advancing three of North America's largest undeveloped gold and copper deposits: the Galore Creek copper-gold project, the Donlin Creek gold project in partnership with Barrick Gold, the Ambler project in partnership with Rio Tinto, as well as the Company's Nome Operations including: Rock Creek, Big Hurrah and Nome Gold. NovaGold is well financed with no long-term debt, and has one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at www.novagold.net.

For more information contact: (604) 669-6227 Toll Free 1-866-669-6227
Greg Johnson, Vice President	Don MacDonald, CA,
Corporate Communications and Strategic	Senior Vice President & CFO
Development	E-mail: Don.MacDonald@NovaGold.net
E-mail: Greg.Johnson@novagold.net

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including: risks related to the exploration stage of the Company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; and other risks and uncertainties described in the Company’s registration statement on Form 40-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.